Exhibit 4.33

DATE [AGREEMENT DATE]

Summit Therapeutics plc

- and –

[NON-EXECUTIVE DIRECTOR NAME]

________________________________________

NON-EXECUTIVE DIRECTOR
RESTRICTED STOCK UNIT (RSU) AGREEMENT (IN THE FORM OF A NOMINAL COST OPTION)

________________________________________

THIS AGREEMENT is dated on [AGREEMENT DATE] and is made BETWEEN:

(1)	Summit Therapeutics plc whose registered office is at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB (the “Company”); and

(2)	[NON-EXECUTIVE DIRECTOR NAME AND ADDRESS] (the “RSU Holder”).
WHEREAS the Company wishes to grant to the RSU Holder a restricted stock unit (RSU) in the form of a nominal-cost option on the terms set out in this Agreement, and this RSU is intended to comply with the requirements of Section 409A of the Code.
NOW THIS DEED WITNESSES AS FOLLOWS:

1	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule, unless otherwise stated, the words and expressions below have the following meanings:

“ADS"
an American Depositary Share being an authorised depositary security denominated in US dollars and listed on NASDAQ which represents a number of Shares and which may be evidenced by an American Depositary Receipt;

“ADS Ratio”	the ratio of Shares per ADS in place from time to time that indicates the number of Shares that an ADS represents, which at the date of grant is five Shares to one ADS;
“AIM”	a market operated by the London Stock Exchange;
“AIM Rules”	the rules for companies whose shares are admitted to trading on AIM published by the London Stock Exchange;
“Board”	subject to clause 10.8, the board of the Company, any duly authorised committee of the board or other duly authorised committee acting under delegated authority from the board;
"Code"	the United States Internal Revenue Code 1986, as amended;
“Company”	Summit Therapeutics plc registered in England and Wales under number 05197494;
“Control”	the meaning given by section 995 of the Income Tax Act 2007;
“Dealing Day”	any day on which the London Stock Exchange is open for business;
“Dealing Restrictions”	restrictions imposed by the Company’s share dealing code, the AIM Rules or any applicable laws or regulations which impose restrictions on share dealing;
“Exercise Price”
the price per Share at which Shares subject to the RSU may be acquired on the exercise of the RSU (being not less than the nominal value of a Share) as set out in clause 2.1, as adjusted from time to time in accordance with the terms of this Agreement;

“Grant Date”	the date of this Agreement;
“Group Member”
the Company, any Subsidiary of the Company, any company which is (within the meaning of section 1159 of the Companies Act 2006) the Company’s holding company or a Subsidiary of the Company’s holding company or, if the Board so determines, any body corporate in relation to which the Company is able to exercise at least 20% of the equity voting rights and “Group” will be construed accordingly;

“Internal Reorganisation”
where immediately after a change of Control of the Company, all or substantially all of the issued share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before the change of Control;

“Market Value”
on any day, an amount equal to:
    (i)    in relation to a Share:
(a)    for so long as the Shares are quoted on AIM or another recognised stock exchange, the closing price of a Share on the relevant date, or if that is not a Dealing Day, the Dealing Day immediately preceding the relevant date; or
(b)    if the Shares are not quoted on any such exchange, the market value of a Share as determined in accordance with Part VIII Taxation of Chargeable Gains Act 1992 on the relevant date (or such earlier date as determined by the Board); and
    (ii)    in relation to an ADS, the closing price of an ADS on the relevant date, or if that is not a Dealing Day, the Dealing Day immediately preceding the relevant date.

“Normal Vesting Date”	the date on which the RSU will normally Vest, which shall be the first anniversary of the Grant Date;
“Office”	the office of non-executive director of the Company;
“RSU”	the restricted stock unit representing a right to acquire Shares subject to and in accordance with the terms of this Agreement;
“Section 409A”	Section 409A of the Code;
“Share”	a fully paid ordinary share of 0.1p in the capital of the Company;
“Subsidiary”	the meaning given by section 1159 of the Companies Act 2006;

“Tax Liability”
any tax or social security contributions liability in connection with the RSU for which the RSU Holder is liable and for which any Group Member or former Group Member is obliged to account to any relevant authority;

“US Taxpayer”
  the RSU Holder, to the extent she is a:
a.    US citizen;
b.    US permanent resident (evidenced by a green-card);
c.    non-US citizen who moves to the United States on or after the Grant Date and who is (or is expected to become) subject to US taxation as a resident alien; or
d.    non-US citizen to the extent that she is or becomes subject to Section 409A, including a non-resident alien taxpayer, with respect to all or some portion of the RSU that is deemed to be income from a US source; and

“Vest”	the point at which the RSU becomes capable of exercise in accordance with this Agreement, and “Vesting”, “Vesting Date”, “Vested” and “Unvested” will be construed accordingly.

1.2	References in this Agreement to:

1.2.1	any statutory provisions are to those provisions as amended or re-enacted from time to time;

1.2.2	the singular include the plural and vice versa; and

1.2.3	the masculine include the feminine and vice versa.

1.3	Headings do not form part of this Agreement.

1.4	This Agreement and the RSU granted pursuant to this are intended to comply with Section 409A.

2	GRANT OF RSU

2.1	The Company hereby grants to the RSU Holder an RSU in the form of an option to acquire [NUMBER] Shares at the Exercise Price of £0.01 per Share subject to the provisions of this Agreement.

2.2	Subject to clause 8, the RSU may only be satisfied by:

2.2.1	the issue of new Shares; and/or

2.2.2	the transfer of Shares held by the Company in treasury.

3	RESTRICTIONS ON TRANSFER AND BANKRUPTCY

3.1
The RSU must not be transferred, assigned, charged or otherwise disposed of in any way (except in the event of the RSU Holder’s death, to her personal representatives) and will lapse immediately on any attempt to do so.

3.2	The RSU will lapse immediately if the RSU Holder is declared bankrupt or, if the RSU Holder is outside the UK, any analogous event occurs.

4	DIVIDEND EQUIVALENTS

4.1
The Board may decide at any time prior to the issue or transfer of the Shares following exercise of the RSU that the RSU Holder will receive an amount (in cash and/or additional Shares and/or ADSs) equal in value to any dividends that would have been paid on those Shares on such terms and over such period (ending no later than the Vest Date) as the Board may determine. This amount may assume the reinvestment of dividends (on such basis as the Board may determine) and may exclude or include special dividends.

4.2	Any such amount will be payable as soon as reasonably practicable after exercise of the RSU and, unless clause 6.2 applies, by no later than 31 December of the calendar year in which the RSU Vests.

5	REDUCTION OF RSU AND CLAWBACK

5.1
Notwithstanding any other term of this Agreement, the Board may, in its discretion and taking into account all relevant factors including the RSU Holder’s level of responsibility, determine that the provisions of either or both of clauses 5.3 and 5.4 should be applied in respect of the RSU if:

5.1.1	in the case of the provisions of clause 5.3, any of the circumstances described in clause 5.2 have occurred; and

5.1.2
in the case of the provisions of clause 5.4, any of the circumstances described in clauses 5.2.1 and 5.2.4 have occurred, within the period beginning on the Grant Date or such earlier date as the Board determines on or before the Grant Date and ending on the later of second anniversary of Vesting or fifth anniversary of the Grant Date, or such longer period as is required under any US Securities and Exchange Commission (“SEC”) rules that are applicable to the Company in respect of the RSU Holder.

5.2	The circumstances referred to in clause 5.1 are:

5.2.1	a material misstatement of the Group’s audited financial results;

5.2.2	a material failure of risk management by the Company, any other Group Member or a relevant business unit;

5.2.3	serious reputational damage to the Company, any other Group Member or a relevant business unit;

5.2.4	material misconduct on the part of the RSU Holder; or

5.2.5	any other circumstances which the Board in its discretion considers to be similar in their nature or effect.

5.3	The Board may, in its discretion, determine at any time prior to the Vest of the RSU to:

5.3.1	reduce (including to zero) the number of Shares to which the RSU relates or may relate; and/or

5.3.2	impose further conditions on the RSU.

5.4
Subject to clause 5.5, the Board may, in its discretion, determine that at any time after the Vesting of the RSU and prior to the later of the second anniversary of Vesting and the fifth anniversary of the Grant Date (or such longer period as is required by SEC rules that are applicable to the Company) to:

5.4.1
take the action referred to in clauses 5.3.1 or 5.3.2 if a Vested RSU has not yet been exercised, or if Shares or cash have not yet been delivered to the RSU Holder following the exercise of the RSU; and/or

5.4.2	require the RSU Holder to make a cash payment to the Company in respect of some or all of the Shares or cash delivered to her under the RSU; and/or

5.4.3
require the RSU Holder to transfer for nil consideration some or all of the Shares delivered to her under the RSU, and the Board will have discretion to determine the basis on which the amount of cash or Shares is calculated including whether and if so to what extent to take account of any tax or social security liability applicable to the RSU.

5.5
If the action or conduct of the RSU Holder, Group Member or relevant business unit is under investigation prior to the second anniversary of the Vest Date and such investigation has not yet been concluded by that date, the period referred to in clause 5.4 will end on such later date as the Board considers appropriate to allow such investigation to be concluded.

5.6	For the purposes of this clause 5, references to Group Member or a relevant business unit include references to any former Group Member or former business unit.

6	VESTING AND EXERCISE

6.1
Subject to clauses 7, 9, and 10, the RSU will Vest on the Normal Vesting Date and the RSU may then be exercised in accordance with the terms of this clause 6 until 31 December of the calendar year in which the RSU Vests, after which point the RSU will lapse unless clause 6.2 applies.

6.2
If, on the Normal Vesting Date (or on any other date on which the RSU is due to Vest under clauses 9 or 10) a Dealing Restriction applies to the RSU which does not lift prior to 31 December of the calendar year in which the RSU Vests, the RSU may then be exercised to the extent Treas. Reg. §1.409A-2(b)(7)(ii) is applicable when the Dealing Restriction lifts and in no event later than 31 December of the calendar year in which the Dealing Restriction lifts.

6.3	To exercise the RSU, the RSU Holder must pay the aggregate Exercise Price for the Shares subject to the RSU, or enter into arrangements acceptable to the Board to pay that amount.

6.4
Subject to clause 7, the RSU may be exercised pursuant to this clause 6 or clause 9 or 10 in such form or manner as the Board may determine, provided that exercise of the RSU will not take effect until the Company receives payment of the aggregate Exercise Price or an undertaking to pay that amount and a notice of exercise of the RSU.

6.5
Subject to clauses 7 and 8, where the RSU has been exercised, the number of Shares in respect of which the RSU has been exercised, together with any additional Shares, ADSs or cash to which the RSU Holder becomes entitled under clause 4, will be issued, transferred or paid (as applicable) to the RSU Holder as soon as reasonably practicable thereafter and, unless clause 6.2 applies, by no later than 31 December of the calendar year in which the RSU Vests.

7	TAXATION AND REGULATORY ISSUES

7.1
The RSU Holder will be responsible for and indemnifies each relevant Group Member against any Tax Liability relating to her RSU. Any Group Member may withhold an amount equal to such Tax Liability from any amounts due to the RSU Holder (to the extent such withholding is lawful) and/or make any other arrangements as it considers appropriate to ensure recovery of such Tax Liability including, without limitation, the sale of sufficient Shares or ADSs acquired subject to the RSU to realise an amount equal to the Tax Liability.

7.2
The exercise of the RSU and the issue, or transfer from treasury, of Shares or ADSs under this Agreement will be subject to obtaining any approval or consent required by any relevant authority, any Dealing Restrictions or any other applicable laws or regulations (whether in the UK or overseas).

8	ALTERNATIVE MEANS OF SETTLEMENT

8.1
The Board may determine t at any time prior to the date on which Shares in respect of which the RSU has been exercised have been issued or transferred to the RSU Holder that, in substitution for her right to acquire the Shares to which her RSU relates, the RSU Holder will instead receive on exercise of her RSU either:

8.1.1	a cash sum in accordance with clause 8.2;

8.1.2	a reduced number of Shares in accordance with clause 8.3; or

8.1.3	a number of ADSs in accordance with clause 8.4, provided that the issue of ADSs to the RSU Holder does not breach any securities laws or regulation in the US or any other relevant jurisdiction.

8.2
A cash sum to which the RSU Holder becomes entitled under this clause 8.2 will be equal to the Market Value of the number of Shares which would otherwise have been issued or transferred, less the aggregate Exercise Price payable, to the RSU Holder in satisfaction of the exercise of the RSU and for these purposes:

8.2.1	Market Value will be determined by reference to the date of exercise; and

8.2.2
the cash sum will be paid to the RSU Holder as soon as reasonably practicable after the exercise of the RSU (or, if later, the date of such determination) net of any deductions (including but not limited to, any Tax Liability or similar liabilities) as may be required by law and, unless clause 6.2 applies, by no later than 31 December of the calendar year in which the RSU Vests.

8.3
The number of Shares to which the RSU Holder becomes entitled under this clause 8.3 will be equal to the Market Value of that number of Shares which would otherwise have been issued or transferred to the RSU Holder in satisfaction of the exercise of the RSU, less any deducti ons (including, but not limited to, any Tax Liability or similar liabilities) as may be required by law in respect of the RSU, and for these purposes:

8.3.1	Market Value will be determined by reference to the date of exercise;

8.3.2
the number of Shares to which the RSU Holder is entitled will be issued or transferred to her as soon as reasonably practicable after the exercise of the RSU and, unless clause 6.2 applies, by no later than 31 December of the calendar year in which the RSU Vests.

8.4
The number of ADSs to which the RSU Holder becomes entitled under this clause 8.4 will be calculated by applying the ADS Ratio in force as at the date of exercise to the number of Shares which would otherwise have been issued or transferred to the RSU Holder in satisfaction of the exercise of the RSU, and for these purposes:

8.4.1	Market Value will be determined by reference to the date of exercise; and

8.4.2
subject clause 7, the number of ADSs to which the RSU Holder is entitled will be issued or transferred to her as soon as reasonably practicable after the exercise of the RSU and, unless clause 6.2 applies, by no later than 31 December of the calendar year in which the RSU Vests.

9	CESSATION OF OFFICE
Death

9.1	If the RSU Holder dies prior to the Normal Vesting Date, if the RSU is Unvested as of the date of her death, it will Vest in full as of the date of death.

9.2
If the RSU Vests in accordance with clause 9.1, or was already Vested but not yet exercised at the date of death, it may then be exercised, subject to clause 10, on or before 31 December in the calendar year of Vest, after which time it will lapse unless clause 6.2 applies.

Cessation of Office

9.3
If the RSU Holder ceases to hold Office prior to the Normal Vesting Date for any reason other than death, the RSU will continue and, subject to it Vesting and lapsing earlier under clause 10, will Vest and be exercisable in accordance with clause 6.1.

10	CORPORATE EVENTS

10.1
Where any of the events described in clause 10.2 or 10.3 occur and such event is a change in ownership or effective control as provided in Section 409A(a)(2)(v) and Treas. Reg. §1.409A-3(i)(5), subject to clauses 10.6 and 10.7, if the RSU is not yet Vested, it will Vest in full at the time of such event. The RSU will be exercisable until 31 December in the calendar year of Vest after which time it will lapse unless clause 6.2 applies.

10.2	The events referred to in clause 10.1 are:

10.2.1	General offer
If any person (either alone or together with any person acting in concert with her):

10.2.1.1	obtains Control of the Company as a result of making a general offer to acquire Shares; or

10.2.1.2	already having Control of the Company, makes an offer to acquire all of the Shares other than those which are already owned by her and such offer becomes wholly unconditional.

10.2.2.	Scheme of arrangement
A compromise or arrangement in accordance with section 899 of the Companies Act 2006 for the purposes of a change of Control of the Company is sanctioned by the Court.

10.3
If a person becomes bound or entitled to acquire Shares under sections 979 to 982 or 983 to 985 of the Companies Act 2006 (takeover offers: right of offeror to buy out minority shareholder etc.), the RSU will Vest in full and may be exercised during the period while that person remain

s so bound or entitled, or until 31 December of the calendar year of Vesting, whichever is earlier. The RSU will lapse at the end of such period unless clause 6.2 applies. It is the intent that the RSU will be exercised and delivered in accordance with Section 409A although no individual tax treatment is guaranteed by the Company.

10.4	Winding-up
On the passing of a resolution for the voluntary winding-up or the making of an order for the compulsory winding up of the Company, the Board will determine:
whether the RSU if not yet Vested will Vest in full; and
the period of time during which any Vested RSU may be exercised (provided, unless clause 6.2 applies, that this does not end later than 31 December of calendar year of Vesting), after which time it will lapse.
To the extent that the RSU does not Vest under clause 10.4 it will lapse immediately. Where the Board resolves to Vest RSUs pursuant to this clause 10.4, it is the intent that any such resolution will be made such that the RSUs will be exercised in accordance with Section 409A although no individual tax treatment is guaranteed by the Company.

10.5	Other events
If the Company is or may be affected by a demerger, delisting, special dividend or other similar event and in the opinion of the Board, such event may affect the current or future value of Shares to a material extent and the Board determines it would not be appropriate or practical to adjust the RSU in accordance with clause 11 the Board may determine that the following provisions will apply:

10.5.1	the RSU will Vest in full on such terms as the Board may determine; and

10.5.2
the Board will determine the period during which any Vested RSU may be exercised (provided, unless clause 6.2 applies, that this does not end later than 31 December of the calendar year of Vesting), after which time it will lapse.

To the extent that RSU does not Vest it will lapse immediately, unless the Board determines otherwise. It is the intent that the RSU will be exercised and delivered in accordance with Section 409A although no individual tax treatment is guaranteed by the Company.

10.6	Exchange
The RSU will not Vest under clause 10.1 but will be exchanged on the terms set out in clause 10.7 to the extent that:

10.6.1	an offer to exchange the RSU (the “Existing RSU”) is made and accepted by the RSU Holder;

10.6.2	there is an Internal Reorganisation, unless the Board determines that the RSU should Vest under clause 10.1; or

10.6.3	the Board decides (before the relevant event) that the Existing RSU will be exchanged automatically.
To the extent the RSU is exchanged pursuant to this clause 10.6 and 10.7, it is the intent that any exchange will be done in accordance with Section 409A although no individual tax treatment is guaranteed by the Company.

10.7	Exchange terms
If this clause 10.7 applies, the Existing RSU will not Vest but will be exchanged in consideration of the grant of a new RSU which, in the opinion of the Board, is equivalent to the Existing RSU, but relates to shares in a different company (whether the acquiring company or a different company).

10.8	Meaning of Board
Any reference to the Board in this clause 10 means the members of the Board immediately prior to the relevant event.

11	ADJUSTMENTS

11.1	The number of Shares subject to the RSU and the Exercise Price of the RSU may be adjusted in such manner as the Board determines, in the event of:

11.1.1	any variation of the share capital of the Company; or

11.1.2	a demerger, delisting, special dividend or other similar event which may, in the opinion of the Board, affect the current or future value of Shares.

12	AMENDMENTS

12.1	The Board may at any time amend the terms of the RSU by written agreement with the RSU Holder.

13	LEGAL ENTITLEMENT

13.1	This clause 13 applies during the RSU Holder’s Office and after cessation of such Office.

13.2
The grant of the RSU to the RSU Holder does not create any right for that RSU Holder to be granted any further RSUs or to be granted RSUs on any particular terms, including the number of Shares to which RSUs relate.

13.3	The RSU Holder acknowledges that nothing in the Agreement will confer on her any right to continue in Office.

13.4	The RSU Holder waives all rights to compensation for any loss in relation to the RSU, including:

13.4.1	any loss or reduction of any rights or expectations under the Agreement in any circumstances or for any reason;

13.4.2	any exercise of a discretion or a decision taken in relation to the RSU, or any failure to exercise a discretion or take a decision; and
13.4.3the operation, suspension, termination or amendment of the Agreement.

14	GENERAL

14.1
Shares issued or transferred from treasury under this Agreement will rank equally in all respects with the Shares then in issue, except that they will not rank for any voting, dividend or other rights attaching to Shares by reference to a record date preceding the date of issue or transfer from treasury.

14.2	The Board will have full authority to interpret and construe any provision of this Agreement and decisions of the Board will be final and binding on all parties.

14.3
Any notice or other communication in connection with the Agreement may be delivered personally or sent by electronic means or post, in the case of a company to its registered office (for the attention of the company secretary), and in the case of an individual to her last known address. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

14.4
No third party will have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Agreement (without prejudice to any right of a third party which exists other than under that Act).

14.5
The RSU Holder consents to the holding and processing of personal data provided by the RSU Holder to the Company for all purposes relating to the Agreement, including but not limited to administering and maintaining RSU Holder records, providing information to any registrars, brokers or other third party administrators, providing information to future purchasers of the Company or the business in which the RSU Holder works and transferring information about the RSU Holder to a country or territory outside the European Economic Area or elsewhere.

14.6
The RSU evidenced by this Agreement is intended to comply with the requirements of Section 409A and any ambiguities herein will be interpreted to so comply. The RSU Holder shall have no right to accelerate or defer any payment hereunder unless such acceleration or deferral is permitted by Section 409A. The Company makes no representation or warranty and shall have no liability to the RSU Holder or any other person if any provisions or payments, compensation or other benefits under the RSU are determined to constitute nonqualified deferred compensation subject to Section 409A but do not satisfy the conditions of that section.

14.7
This Agreement will be governed by and construed in accordance with the laws of England and Wales. Any person referred to in this Agreement submits to the exclusive jurisdiction of the Courts of England and Wales.

IN WITNESS of which the parties have executed and delivered this Agreement as their deed on the day and year first above written.

EXECUTED AS A DEED (but not delivered until dated) by SUMMIT THERAPEUTICS PLC acting by two Directors or a Director and the Secretary:-	) ) )
Director Director/Secretary
SIGNED AS A DEED (but not delivered until dated) by [NON-EXECUTIVE DIRECTOR NAME] in the presence of:- Signature of witness: Name of witness: Address: Occupation:	) ) )